EXHIBIT 4.1

ISIN: XS0353180465

KRAFT FOODS INC.

(incorporated under the laws of the Commonwealth of Virginia)

EUR 2,000,000,000

5.75 per cent. Notes due 2012

GLOBAL NOTE CERTIFICATE

1.	Introduction: This Global Note Certificate is issued in respect of the EUR 2,000,000,000 5.75 per cent. Notes due 2012 (the “Notes”) of Kraft Foods Inc. (the “Issuer”). The Notes are the subject of an agency agreement dated 20 March 2008 (as amended or supplemented from time to time, the “Agency Agreement”) and made between the Issuer, Deutsche Bank Luxembourg, S.A. as registrar (the “Registrar”, which expression includes any successor registrar appointed from time to time in connection with the Notes), Deutsche Bank AG, London Branch as fiscal agent and the other paying agents and the transfer agents named therein.

2.	References to Conditions: Any reference herein to the “Conditions” is to the terms and conditions of the Notes attached hereto and any reference to a numbered “Condition” is to the correspondingly numbered provision thereof.

3.	Registered holder: This is to certify that:

BT Globenet Nominees Limited

is the person registered in the register maintained by the Registrar in relation to the Notes (the “Register”) as the duly registered holder (the “Holder”) of:

EUR 2,000,000,000

(TWO BILLION EURO)

in aggregate principal amount of Notes.

4.	Promise to pay: The Issuer, for value received, hereby promises to pay such principal sum to the Holder on 20 March 2012 or on such earlier date or dates as the same may become payable in accordance with the Conditions, and to pay interest on such principal sum in arrear on the dates and at the rate specified in the Conditions, together with any additional amounts payable in accordance with the Conditions, all subject to and in accordance with the Conditions.

5.	Exchange for Individual Note Certificates: This Global Note Certificate will be exchanged in whole (but not in part) for duly authenticated and completed individual note certificates (“Individual Note Certificates”) in substantially the form (subject to completion) set out in Schedule 2 (Form of Individual Note Certificate) to the Agency Agreement if any of the following events occurs:

(a)	Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business; or

(b)	any of the circumstances described in Condition 8 (Events of Default) occurs.

Such exchange shall be effected in accordance with paragraph 7 (Delivery of Unrestricted Individual Note Certificates) below. The Issuer shall notify the Holder of the occurrence of any of the events specified in (a) and (b) as soon as practicable thereafter.

6.	Failure to deliver Individual Note Certificates or to pay: If

(a)	Individual Note Certificates have not been issued and delivered by 5.00 p.m. (London time) on the thirtieth day after the date on which the same are due to be issued and delivered in accordance with paragraph 7 (Delivery of Individual Note Certificates) below; or

(b)	any of the Notes evidenced by this Global Note Certificate has become due and payable in accordance with the Conditions or the date for final redemption of the Notes has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest thereon has not been made to the Holder on the due date for payment in accordance with the terms of this Global Note Certificate, then this Global Note Certificate (including the obligation to deliver Individual Note Certificates) will become void at 5.00 pm (London time) on such thirtieth day (in the case of (a)) or at 5.00 pm (London time) on such due date (in the case of (b)) and the Holder will have no further rights hereunder.

7.

Delivery of Individual Note Certificates: Whenever this Global Note Certificate is to be exchanged for Individual Note Certificates, such Individual Note Certificates shall be issued in an aggregate principal amount equal to the principal amount of this Global Note Certificate within five business days of the delivery, by or on behalf of the Holder, to the Registrar of such information as is required to complete and deliver such

Individual Note Certificates (including, without limitation, the names and addresses of the persons in whose names the Individual Note Certificates are to be registered and the principal amount of each such person’s holding) against the surrender of this Global Note Certificate at the Specified Office (as defined in the Agency Agreement) of the Registrar. Such exchange shall be effected in accordance with the provisions of the Agency Agreement and the regulations concerning the transfer and registration of Notes scheduled thereto and, in particular, shall be effected without charge to any Holder, but against such indemnity as the Registrar may require in respect of any tax or other duty of whatsoever nature which may be levied or imposed in connection with such exchange. In this paragraph, “business day” means a day on which commercial banks are open for business (including dealings in foreign currencies) in the city in which the Registrar has its Specified Office.

8.	Conditions apply: Save as otherwise provided herein, the Holder of this Global Note Certificate shall have the benefit of, and be subject to, the Conditions and, for the purposes of this Global Note Certificate, any reference in the Conditions to “Note Certificate” or “Note Certificates” shall, except where the context otherwise requires, be construed so as to include this Global Note Certificate.

9.	Notices: Notwithstanding Condition 14 (Notices), so long as this Global Note Certificate is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system (an “Alternative Clearing System”), notices to Holders of Notes represented by this Global Note Certificate may be given by delivery of the relevant notice to Euroclear, Clearstream, Luxembourg or (as the case may be) such Alternative Clearing System.

10.	Determination of entitlement: This Global Note Certificate is evidence of entitlement only and is not a document of title. Entitlements are determined by the Register and only the Holder is entitled to payment in respect of this Global Note Certificate.

11.	Authentication: This Global Note Certificate shall not be valid for any purpose until it has been authenticated for and on behalf of Deutsche Bank Luxembourg, S.A. as registrar.

12.	Governing law: This Global Note Certificate is governed by, and shall be construed in accordance with, the laws of the State of New York.

AS WITNESS the manual or facsimile signature of a duly authorised person on behalf of the Issuer.

KRAFT FOODS INC.

By:
manual or facsimile signature (duly authorised)

ISSUED on 20 March 2008

AUTHENTICATED for and on behalf of DEUTSCHE BANK LUXEMBOURG, S.A. as registrar without recourse, warranty or liability

By:
manual signature (duly authorised)

FORM OF TRANSFER

FOR VALUE RECEIVED BT Globenet Nominees Limited, being the registered holder of this Global Note Certificate, hereby transfers to                                                              of                                                                                                                                   , EUR                                                   in principal amount of the EUR 2,000,000,000 5.75 per cent. Notes due 2012 (the “Notes”) of Kraft Foods Inc. (the “Issuer”) and irrevocably requests and authorises Deutsche Bank Luxembourg, S.A., in its capacity as registrar in relation to the Notes (or any successor to Deutsche Bank Luxembourg, S.A., in its capacity as such) to effect the relevant transfer by means of appropriate entries in the register kept by it.

Dated:

By:
(duly authorised)

Notes

The name of the person by or on whose behalf this form of transfer is signed must correspond with the name of the registered holder as it appears on the face of this Global Note Certificate.

(a)	A representative of such registered holder should state the capacity in which he signs, e.g. executor.

(b)	The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar may require.

(c)	Any transfer of Notes shall be in an amount equal to EUR 50,000 or an integral multiple of EUR 1,000 in excess thereof.

TERMS AND CONDITIONS OF THE NOTES

The EUR 2,000,000,000 5.75% Notes due 2012 (the “2012 Fixed Rate Notes”), and the EUR 850,000,000 6.25% Fixed Rate Notes due 2015 (the “2015 Fixed Rate Notes”, and together with the 2012 Fixed Rate Notes, the “Notes”, which expression includes any further notes issued pursuant to Condition 13 (Further Issues) and forming, as the case may be, a single series therewith) of Kraft Foods Inc. (the “Issuer”) are the subject of a fiscal agency agreement dated March 20, 2008 (as amended or supplemented from time to time, the “Agency Agreement”) between the Issuer, Deutsche Bank Luxembourg, S.A. as registrar (the “Registrar”, which expression includes any successor registrar appointed from time to time in connection with the Notes), Deutsche Bank AG, London Branch as fiscal agent (the “Fiscal Agent”, which expression includes any successor fiscal agent appointed from time to time in connection with the Notes), the transfer agents named therein (the “Transfer Agents”, which expression includes any successor or additional transfer agents appointed from time to time in connection with the Notes) and the paying agents named therein (together with the Fiscal Agent, the “Paying Agents”, which expression includes any successor or additional paying agents appointed from time to time in connection with the Notes). References herein to the “Agents” are to the Registrar, the Fiscal Agent, the Transfer Agents and the Paying Agents and any reference to an “Agent” is to any one of them. Certain provisions of these Conditions are summaries of the Agency Agreement subject to its detailed provisions. The Noteholders (as defined below) are bound by, and are deemed to have notice of, all the provisions of the Agency Agreement applicable to them. Copies of the Agency Agreement are available for inspection by Noteholders during normal business hours at the Specified Offices (as defined in the Agency Agreement) of each of the Agents. The initial Specified Offices are set out below.

In these Conditions reference to “€”, “EUR” or “Euro” are to the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended.

1.	Form, Denomination and Status

(a)	Form and denomination: The Notes are in registered form in the denominations of EUR 50,000 and integral multiples of EUR 1,000 in excess thereof (each, an “Authorised Denomination”).

(b)	Status: The Notes constitute senior, unsubordinated, unconditional and, subject as described in Condition 3 (Negative Pledge) unsecured obligations of the Issuer which will at all times rank pari passu among themselves and at least pari passu with all other present and future unsecured obligations of the Issuer, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

2.	Register, Title and Transfers

(a)	Register: The Registrar will maintain a register (the “Register”) in respect of the Notes in accordance with the provisions of the Agency Agreement. In these Conditions, the “Holder” of a Note means the person in whose name such Note is for the time being registered in the Register (or, in the case of a joint holding, the first named thereof) and “Noteholder” shall be construed accordingly. A certificate (each, a “Note Certificate”) will be issued to each Noteholder in respect of its registered holding. Each Note Certificate will be numbered serially with an identifying number which will be recorded in the Register.

(b)	Title: The Holder of each Note shall (except as otherwise required by law) be treated as the absolute owner of such Note for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing on the Note Certificate relating thereto (other than the endorsed form of transfer) or any notice of any previous loss or theft of such Note Certificate) and no person shall be liable for so treating such Holder.

(c)	Transfers: Subject to paragraphs (f) (Closed periods) and (g) (Regulations concerning transfers and registration) below, a Note may be transferred upon surrender of the relevant Note Certificate, with the endorsed form of transfer duly completed, at the Specified Office of the Registrar or any Transfer Agent, together with such evidence as the Registrar or (as the case may be) such Transfer Agent may reasonably require to prove the title of the transferor and the authority of the individuals who have executed the form of transfer; provided, however, that a Note may not be transferred unless the principal amount of Notes transferred and (where not all of the Notes held by a Holder are being transferred) the principal amount of the balance of Notes not transferred are Authorised Denominations. Where not all the Notes represented by the surrendered Note Certificate are the subject of the transfer, a new Note Certificate in respect of the balance of the Notes will be issued to the transferor.

(d)	Registration and delivery of Note Certificates: Within five business days of the surrender of a Note Certificate in accordance with paragraph (c) (Transfers) above, the Registrar will register the transfer in question and deliver a new Note Certificate in an amount equal to the principal amount of the Notes transferred to each relevant Holder at its Specified Office or (as the case may be) the Specified Office of any Transfer Agent or (at the request and risk of any such relevant Holder) by uninsured first class mail (airmail if overseas) to the address specified for the purpose by such relevant Holder. In this paragraph, “business day” means a day on which commercial banks are open for general business (including dealings in foreign currencies) in the city where the Registrar or (as the case may be) the relevant Transfer Agent has its Specified Office.

(e)	No charge: The transfer of a Note will be effected without charge by or on behalf of the Issuer, the Registrar or any Transfer Agent but against such indemnity as the Registrar or (as the case may be) such Transfer Agent may require in respect of any tax or other duty of whatsoever nature which may be levied or imposed in connection with such transfer.

(f)	Closed periods: Noteholders may not require transfers to be registered during the period of 15 days ending on the due date for any payment of principal or interest in respect of the Notes.

(g)	Regulations concerning transfers and registration: All transfers of Notes and entries on the Register are subject to the detailed regulations concerning the transfer of Notes scheduled to the Agency Agreement. The regulations may be changed by the Issuer with the prior written approval of the Registrar. A copy of the current regulations will be mailed (free of charge) by the Registrar to any Noteholder who requests in writing a copy of such regulations.

3.	Negative Pledge

So long as any Note remains outstanding (as defined in the Agency Agreement), the Issuer shall not, and shall procure that none of the Subsidiaries will, create, assume, incur or suffer to be created, assumed or incurred any Security Interest to secure any indebtedness for borrowed money upon (i) any shares of Capital Stock issued by any Subsidiary that owns any Principal Facility to the extent such shares are owned by the Issuer or one or more Subsidiaries, or (ii) any Principal Facility, in either case without at the same time or prior thereto securing the Notes equally and rateably therewith provided, however, that the restrictions contained in this Condition 3 shall not be applicable to the following:

(i)	in the case of a Principal Facility, any Security Interest incurred in connection with the issuance by a state or political subdivision thereof of any securities the interest on which is exempt from United States federal income taxes by virtue of Section 103 of the United States Internal Revenue Code of 1986 or any other laws or regulations in effect at the time of such issuance;

(ii)	any Security Interest existing on March 20, 2008;

(iii)	any Security Interest on property or shares of Capital Stock existing when acquired by the Issuer or any Subsidiary (including acquisition through merger, share exchange or consolidation) or securing the payment of all or part of the purchase price, construction or improvement thereof incurred prior to, at the time of, or within 180 days after, the later of the acquisition, completion of construction or improvement or commencement of full operation of such property for the purpose of financing all or a portion of such purchase or construction or improvement; or

(iv)	any Security Interest for the sole purpose of extending, renewing or replacing in whole or in part the indebtedness secured by any Security Interest referred to in paragraphs (i) to (iii) (inclusive) above or in this paragraph (iv); provided, however, that the principal amount of the indebtedness secured thereby shall not exceed the principal amount of the indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Security Interest so extended, renewed or replaced (plus improvements on such property).

Notwithstanding any provision of this Condition 3, the Issuer and/or any of the Subsidiaries may create or permit to subsist any Security Interest which would otherwise be prohibited by this Condition 3, provided that the indebtedness secured thereby does not at the time exceed the greater of 10% of Consolidated Capitalisation or 10% of Consolidated Net Tangible Assets.

In these Conditions:

“Capital Stock” of any Person means shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) the equity of such Person, including any preferred stock, but excluding any debt securities convertible into such equity;

“Consolidated Capitalisation” means the total of all of the assets appearing on the most recent quarterly or annual consolidated balance sheet of the Issuer and its consolidated Subsidiaries, less the following:

(i) current liabilities, including liabilities for indebtedness maturing more than 12 months from the date of the original creation thereof, but maturing within 12 months from the date of such consolidated balance sheet; and

(ii) deferred income tax liabilities appearing on such consolidated balance sheet;

“Consolidated Net Tangible Assets” means the excess over current liabilities of all assets appearing on the most recent quarterly or annual consolidated balance sheet of the Issuer and its consolidated Subsidiaries less goodwill and other intangible assets and the minority interests of others in Subsidiaries, all as appearing on such balance sheet;

“Person” means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality;

“Principal Facility” means all real property located within the United States and constituting part of any manufacturing plant or distribution facility owned and operated by the Issuer or any Subsidiary, together with such manufacturing plant or distribution facility, including all plumbing, electrical, ventilating, heating, cooling, lighting and other utility systems, ducts and pipes attached to or constituting a part thereof; provided, however, that such term shall not include trade fixtures (unless such trade fixtures are attached to the manufacturing plant or distribution facility in a manner that does not permit removal therefrom without causing substantial damage thereto), business machinery, equipment, motorised vehicles, tools, supplies and materials, security systems, cameras, inventory and other personal property and materials, and provided further, however, that such term shall not include any particular manufacturing plant or distribution facility as of any particular date unless the net book value thereof included in the most recent quarterly or annual consolidated balance sheet of the Issuer and its consolidated Subsidiaries exceeds 0.25% of Consolidated Capitalisation;

“Security Interest” means any mortgage, charge, pledge, lien, encumbrance or other security interest including, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction; and

“Subsidiary” means any corporation of which at least a majority of all outstanding stock or other interests having ordinary voting power in the election of directors, managers or trustees (without regard to the occurrence of any contingency) thereof is at the time, directly or indirectly, owned or controlled by the Issuer.

4.	Interest

The Notes bear interest from and including March 20, 2008 (the “Issue Date”) at the rate of 5.75% per annum, in the case of 2012 Fixed Rate Notes (the “2012 Fixed Rate of Interest”) and 6.25% in the case of 2015 Fixed Rate Notes (the “2015 Fixed Rate of Interest”) in each case payable in arrear on March 20 in each year (each, a “Fixed Rate Interest Payment Date”), subject as provided in Condition 6 (Payments).

Each Note will cease to bear interest from the due date for redemption unless payment of principal is improperly withheld or refused, in which case it will continue to bear interest at such rate (both before and after judgment) until whichever is the earlier of (a) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder and (b) the day which is seven days after the Fiscal Agent has notified the Noteholders that it has received all sums due in respect of the Notes up to such seventh day (except to the extent that there is any subsequent default in payment).

The amount of interest payable on each Fixed Rate Interest Payment Date shall be EUR 57.50 in respect of each EUR 1,000 principal amount of the 2012 Fixed Rate Note and EUR 62.50 in respect of each EUR 1,000 principal amount of the 2015 Fixed Rate Note. If interest is required to be paid in respect of a Note on any other date, it shall be calculated by applying the 2012 Fixed Rate of Interest or the 2015 Fixed Rate of Interest, as applicable, to the Calculation Amount, multiplying the product by the relevant Day Count Fraction, rounding the resulting figure to the nearest cent (half a cent being rounded upwards) and multiplying such rounded figure by a fraction equal to the Authorised Denomination of such Note divided by the Calculation Amount, where:

“Calculation Amount” means EUR 1,000;

“Calculation Period” means the relevant period for which interest is to be calculated from (and including) the first day in such period to (but excluding) the last day in such period;

“Day Count Fraction” means:

(i)	if the Calculation Period is equal to or shorter than the Regular Period during which it falls, the number of days in the Calculation Period divided by the number of days in such Regular Period; and

(ii)	if the Calculation Period is longer than one Regular Period, the sum of:

(A)	the number of days in such Calculation Period falling in the Regular Period in which it begins divided by the number of days in such Regular Period; and

(B)	the number of days in such Calculation Period falling in the next Regular Period divided by the number of days in such Regular Period;

“Regular Date” means March 20 in any year; and

“Regular Period” means each period from (and including) any Regular Date to (but excluding) the next Regular Date.

5.	Redemption and Purchase

(a)	Scheduled redemption: Unless previously redeemed, or purchased and cancelled, the Notes will be redeemed at their principal amount on March 20, 2012, in the case of the 2012 Fixed Rate Notes, and on March 20, 2015 in the case of the 2015 Fixed Rate Notes, in each case subject as provided in Condition 6 (Payments).

(b)	Redemption for tax reasons: The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time on giving not less than 30 nor more than 60 days’ notice to the Noteholders (which notice shall be irrevocable), at their principal amount, together with interest accrued to the date fixed for redemption, if:

(i)	the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 7 (Taxation) as a result of any change in, or amendment to, the laws, regulations or rulings of the United States or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations or rulings (including a holding by a court of competent jurisdiction in the United States), which change or amendment becomes effective on or after March 18, 2008, provided that, prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer has delivered to the Fiscal Agent a certificate signed by two duly authorised officers of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred; or

(ii)

on or after March 18, 2008, any action is taken by a taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, the United States or any political subdivision of or in the United States, including any of those actions specified in Condition 5(b)(i), whether or not such action was taken or decision was rendered with respect to the Issuer, or any change, amendment, application or interpretation is officially proposed, which, in any such case, in the written opinion of independent legal counsel of recognised standing, will result in a material probability that the Issuer will become obliged to pay additional amounts with respect to the Notes, provided that, prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer has delivered to the Fiscal Agent a certificate signed by two duly authorised officers of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and the Issuer, in its business judgement, determines that such obligations cannot be avoided by the Issuer taking reasonable measures available to it. However, no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts if a payment in respect of the Notes were then due.

Upon the expiry of any such notice as is referred to in this Condition 5(b), the Issuer shall be bound to redeem the Notes in accordance with this Condition 5(b).

(c)	Redemption upon a Change of Control Triggering Event: If a Change of Control Triggering Event occurs, unless the Issuer has otherwise exercised its right to redeem the Notes in accordance with Condition 5(b) (Redemption for tax reasons), each Noteholder shall have the right to require the Issuer to repurchase all or any part (equal to EUR 50,000 or an integral multiple of EUR 1,000 in excess thereof) of its Notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the Conditions.

In the Change of Control Offer, the Issuer shall be required to offer payment in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased, to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, the Issuer shall be required to deliver a notice to the Noteholders describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered (the “Change of Control Payment Date”), pursuant to the procedures required by the Notes and described in such notice. The Issuer shall comply with the requirements of Rule 14e-1 under the United States Securities Exchange Act of 1934 (the “Exchange Act”) and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Notes, the Issuer shall be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under these Conditions by virtue of any such conflict.

On the Change of Control Payment Date, the Issuer shall be required, to the extent lawful, to:

(i)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(ii)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(iii)	deliver or cause to be delivered to the Fiscal Agent the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of the Notes or portions of the Notes being purchased.

The Paying Agent will promptly provide to each Noteholder the purchase price for the Notes properly tendered and deliver (or cause to be transferred by book-entry) to each Noteholder a new Individual Note Certificate (promptly authenticated) equal in principal amount to any unpurchased portion of any Individual Note Certificate surrendered; provided that each new Individual Note Certificate will be in a minimum principal amount of EUR 50,000 or such amount and integral multiples of EUR 1,000 in excess thereof.

The Issuer shall not be required to make an offer to repurchase the Notes upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Issuer and such third party purchases all Notes properly tendered and not withdrawn under its offer.

In this Condition 5(c) the following expressions have the following meanings:

“Below Investment Grade Rating Event” means the Notes are rated below an Investment Grade Rating by each of the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control (which 60-day period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that a below investment grade rating event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a below investment grade rating event for purposes of the definition of Change of Control Triggering Event hereunder) if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Noteholders in writing at their request that the reduction was the result, in whole or in part, of any event or circumstance comprising or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the below investment grade rating event).

“Board of Directors” means the board of directors of the Issuer.

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and its subsidiaries taken as a whole to any Person or group of related persons for purposes of Section 13(d) of the Exchange Act (a “Group”) other than the Issuer or one of its subsidiaries; (2) the approval by the holders of the Issuer’s common stock of any plan or proposal for the liquidation or dissolution of the Issuer; (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any Person or Group becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of the Issuer’s voting stock; or (4) the first day on which a majority of the members of the Board of Directors are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (1) was a member of such Board of Directors on the date of the issuance of the notes; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of the Issuer’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Fitch” means Fitch Ratings.

“Investment Grade Rating” means a rating equal to or higher than BBB – (or the equivalent) by Fitch, Baa3 (or the equivalent) by Moody’s and BBB – (or the equivalent) by S&P, respectively.

“Moody’s” means Moody’s Investors Service, Inc.

“Person” means any individual, firm, corporation, partnership, association, joint venture, tribunal, trust, government or political subdivision or agency or instrumentality thereof, or any other entity or organisation and includes a “person” as used in Section 13(d)(3) of the United States Securities Exchange Act of 1934.

“Rating Agencies” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Issuer’s control, a “nationally recognised statistical rating organisation” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the United States Securities Exchange Act of 1934, selected by the Issuer (as certified by a resolution of the Board of Directors) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.

(d)	No other redemption: The Issuer shall not be entitled to redeem the Notes otherwise than as provided in paragraphs (a) (Scheduled redemption) to (c) (Redemption upon a Change of Control Triggering Event) above.

(e)	Purchase: The Issuer or any Subsidiary may at any time purchase Notes in the open market or otherwise and at any price.

(f)	Cancellation: All Notes so redeemed or purchased by the Issuer or any Subsidiary shall be cancelled and may not be reissued or resold.

6.	Payments

(a)	Principal: Payments of principal shall be made by Euro cheque drawn on, or, upon application by a Holder of a Note to the Specified Office of the Fiscal Agent not later than the fifteenth day before the due date for any such payment, by transfer to a Euro account (or other account to which Euro may be credited or transferred) maintained by the payee with, a bank in a city in which banks have access to the Trans-European Automated Real-time Gross settlement Express Transfer (TARGET) system (the “TARGET System”) and (in the case of redemption) upon surrender (or, in the case of part payment only, endorsement) of the relevant Note Certificates at the Specified Office of any Paying Agent. Notwithstanding this Condition 6(a), as long as the Notes are held in global form, payments of principal shall be made through Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) or any other relevant clearing system.

(b)	Interest: Payments of interest shall be made by Euro cheque drawn on, or, upon application by a Holder of a Note to the Specified Office of the Fiscal Agent not later than the fifteenth day before the due date for any such payment, by transfer to a Euro account (or other account to which Euro may be credited or transferred) maintained by the payee with, a bank in a city in which banks have access to the TARGET System and (in the case of interest payable on redemption) upon surrender (or, in the case of part payment only, endorsement) of the relevant Note Certificates at the Specified Office of any Paying Agent. Notwithstanding this Condition 6(b), as long as the Notes are held in global form, payments of interest shall be made through Euroclear and Clearstream, Luxembourg or any other relevant clearing system.

(c)	Payments subject to fiscal laws: All payments in respect of the Notes are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 7 (Taxation). No commissions or expenses shall be charged to the Noteholders in respect of such payments.

(d)	Payments on business days: Where payment is to be made by transfer to a Euro account (or other account to which Euro may be credited or transferred), payment instructions (for value the due date, or, if the due date is not a business day, for value the next succeeding business day) will be initiated and, where payment is to be made by cheque, the cheque will be mailed (i) (in the case of payments of principal and interest payable on redemption) on the later of the due date for payment and the day on which the relevant Note Certificate is surrendered (or, in the case of part payment only, endorsed) at the Specified Office of a Paying Agent and (ii) (in the case of payments of interest payable other than on redemption) on the due date for payment. A Holder of a Note shall not be entitled to any interest or other payment in respect of any delay in payment resulting from (A) the due date for a payment not being a business day or (B) a cheque mailed in accordance with this Condition 6 arriving after the due date for payment or being lost in the mail. In this paragraph “business day” means:

(i)	a day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorised or required by law, regulation or executive order to close in New York; and

(ii)	in the case of payment by transfer to a Euro account (or other account to which Euro may be credited or transferred) as referred to above, any day which is a TARGET Settlement Day; and

(iii)	in the case of surrender (or, in the case of part payment only, endorsement) of a Note Certificate, any day on which banks are open for general business (including dealings in foreign currencies) in the place in which the Note Certificate is surrendered (or, as the case may be, endorsed); and

(iv)	a day on which the TARGET System is open, such day being a “Target Settlement Day”.

Notwithstanding this Condition 6(d), as long as the Notes are held in global form, payments of interest shall be made through Euroclear and Clearstream, Luxembourg or any other relevant clearing system.

(e)	Partial payments: If a Paying Agent makes a partial payment in respect of any Note, the Issuer shall procure that the amount and date of such payment are noted on the Register and, in the case of partial payment upon presentation of a Note Certificate, that a statement indicating the amount and the date of such payment is endorsed on the relevant Note Certificate.

(f)	Record date: Each payment in respect of a Note will be made to the person shown as the Holder in the Register at the opening of business in the place of the Registrar’s Specified Office on the fifteenth day before the due date for such payment (the “Record Date”). Where payment in respect of a Note is to be made by cheque, the cheque will be mailed to the address shown as the address of the Holder in the Register at the opening of business on the relevant Record Date.

7.	Taxation

All payments of principal and interest in respect of a Note by or on behalf of the Issuer shall be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of the United States or any political subdivision thereof or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, the Issuer shall pay to the beneficial owner of a Note such additional amounts as may be necessary to ensure that every net payment on such Note, after such withholding or deduction, will not be less than the amount provided in such Note to be then due and payable. However, no additional amounts shall be payable in respect of any Note if the beneficial owner is subject to taxation solely for reasons other than its ownership of the Note, nor shall additional amounts be payable for or on account of:

(i)	any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the existence of any present or former connection (other than the mere fact of being a beneficial owner of a Note) between the beneficial owner (or between a fiduciary, settlor, beneficiary or person holding a power over such beneficial owner, if the beneficial owner is an estate or trust, or a partner, member or shareholder of the beneficial owner, if the beneficial owner is a partnership, limited liability company or corporation) of a Note and the United States, including, without limitation, such beneficial owner (or such fiduciary, settlor, beneficiary, person holding a power, partner, member or shareholder) being or having been a citizen or resident of the United States or treated as being or having been a resident thereof; or

(ii)	any withholding or deduction that is imposed on a payment to an individual and that is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iii)	any withholding or deduction if such withholding or deduction could have been avoided by arranging to receive the relevant payment through another Paying Agent in a member state of the European Union; or

(iv)	any tax, assessment or other governmental charge which would not have been imposed if the relevant Note Certificate were presented or, as the case may be, surrendered for payment within 30 days after the Relevant Date except to the extent that the beneficial owner would have been entitled to such additional amounts if it had presented or, as the case my be, surrendered the relevant Note Certificate on the last day of such period of 30 days; or

(v)	any tax, assessment or other governmental charge is imposed or withheld solely by reason of the beneficial owner (or a fiduciary, settlor, beneficiary or person holding a power over such beneficial owner, if the beneficial owner is an estate or trust, or a partner, member or shareholder of the beneficial owner, if the beneficial owner is a partnership, limited liability company or corporation) being or having been with respect to the United States a personal holding company, a controlled foreign corporation, a passive foreign investment company, a foreign private foundation or other foreign tax-exempt organisation, or being a corporation that accumulates earnings to avoid United States federal income tax; or

(vi)	any tax, assessment or other governmental charge is imposed or withheld solely by reason of the beneficial owner (or a fiduciary, settlor, beneficiary or person holding a power over such beneficial owner, if the beneficial owner is an estate or trust, or a partner, member or shareholder of the beneficial owner, if the beneficial owner is a partnership, limited liability company or corporation) (1) being or having been present in, or engaged in a trade or business in, the United States, (2) being treated as having been present in, or engaged in a trade or business in, the United States, or (3) having or having had a permanent establishment in the United States; or

(vii)	any tax, assessment or other governmental charge that is payable by any method other than withholding or deduction by the Issuer or any Paying Agent from payments in respect of such Note; or

(viii)	any gift, estate, inheritance, sales, transfer, personal property or excise tax or any similar tax, assessment or other governmental charge; or

(ix)	any tax, assessment or other governmental charge that is imposed or withheld by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later; or

(x)	any tax, assessment or other governmental charge that is imposed as a result of the failure of the Holder or beneficial owner of such Note to comply with a request to comply with applicable certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connection with the United States of the Holder or beneficial owner of such Note, if such compliance is required by statute or regulation of the United States as a precondition to relief or exemption from such tax, assessment or other governmental charge; or

(xi)	any tax, assessment or other governmental charge that is imposed on a beneficial owner that (1) actually or constructively owns 10% or more of the total combined voting power of all of the Issuer’s classes of stock that are entitled to vote within the meaning of Section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the “Code”), (2) is a bank described in Section 881(c)(3)(A) of the Code or (3) is a controlled foreign corporation described in Section 881(c)(3)(C) of the Code; or

(xii)	any tax, assessment or other governmental charge that is imposed by reason of the failure of the beneficial owner to fulfil the statement requirements of Section 871(h) or Section 881(c) of the Code.

In addition, the Issuer will not pay additional amounts to a beneficial owner of a Note that is a fiduciary, partnership, limited liability company or other fiscally transparent entity, or to a beneficial owner of a Note that is not the sole beneficial owner of such Note, as the case may be. This exception, however, will apply only to the extent that a beneficiary or settlor with respect to the fiduciary, or a beneficial owner, partner or member of the partnership, limited liability company or other fiscally transparent entity, would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner, partner or member received directly its beneficial or distributive share of the payment. For purposes of this paragraph, the term “beneficial owner” includes any person holding a Note on behalf of or for the account of a beneficial owner.

In these Conditions, “Relevant Date” means whichever is the later of (1) the date on which the payment in question first becomes due and (2) if the full amount payable has not been received in a city in which banks have access to the TARGET System by the Fiscal Agent on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Noteholders in accordance with Condition 14 (Notices).

Any reference in these Conditions to (i) principal shall be deemed to include any amount (other than interest) which the Issuer may be required to offer to pay to repurchase the Notes pursuant to Condition 5(c) and (ii) principal or interest shall be deemed to include any additional amounts in respect of principal or interest (as the case may be) which may be payable under this Condition 7.

8.	Events of Default

If any of the following events occurs and is continuing:

(a)	Non-payment: the Issuer fails to pay any amount of principal in respect of the Notes on the due date for payment thereof or fails to pay any amount of interest in respect of the Notes within 30 days of the due date for payment thereof; or

(b)	Breach of other obligations: the Issuer defaults in the performance or observance of any of its other obligations under or in respect of the Notes and such default remains unremedied for 90 days after written notice thereof, addressed to the Issuer by any Noteholder, has been delivered to the Issuer or to the Specified Office of the Fiscal Agent; or

(c)	Insolvency, etc.: the Issuer commences any case or proceeding seeking to have an order for relief entered on its behalf as debtor or to adjudicate it as bankrupt or insolvent or seeking reorganisation, liquidation, dissolution, winding-up, arrangement, composition or readjustment of its debts or any other relief under any bankruptcy, insolvency, reorganisation, liquidation, dissolution, arrangement, composition, readjustment of debt or other similar act or law of any jurisdiction, domestic or foreign, now or hereafter existing; or the Issuer applies for a receiver, custodian or trustee (other than any trustee appointed as a mortgagee or secured party in connection with the issuance of indebtedness for borrowed money of the Issuer) of it or for all or a substantial part of its property; or the Issuer makes a general assignment for the benefit of creditors; or the Issuer takes any corporate action in furtherance of any of the foregoing; or an involuntary case or other proceeding is commenced against the Issuer with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect seeking the appointment of a trustee, receiver, liquidator, custodian or similar official of it or any substantial part of its property; and such case or other proceeding (i) results in the entry of an order for relief or a similar order against it or (ii) continues unstayed and in effect for a period of 60 consecutive days; or

(d)	Analogous event: any event occurs which under the laws of the United States has an analogous effect to any of the events referred to in paragraph (c) (Insolvency, etc.) above;

then the Notes:

(i)	may, if such event constitutes an event described in paragraphs (a) (Non-payment) or (b) (Breach of other obligations) above, by written notice from the Holders of at least 25% in aggregate principal amount of the outstanding Notes addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Fiscal Agent, be declared immediately due and payable, whereupon they shall become immediately due and payable at their principal amount together with accrued interest without further action or formality; or

(ii)	will, if such event constitutes an event described in paragraphs (c) (Insolvency, etc.) or (d) (Analogous event) above, become immediately due and payable at their principal amount together with accrued interest without further action or formality.

9.	Prescription

Claims for principal and interest shall become void unless made within 10 years of the appropriate Relevant Date.

10.	Replacement of Note Certificates

If any Note Certificate is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of the Registrar and the Transfer Agent having its Specified Office in London, subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Note Certificates must be surrendered before replacements will be issued.

11.	Agents

In acting under the Agency Agreement and in connection with the Notes, the Agents act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders.

The initial Agents and their initial Specified Offices are listed below. The Issuer reserves the right at any time to vary or terminate the appointment of any Agent and to appoint a successor registrar, fiscal agent and additional or successor paying agents and transfer agents; provided, however, that the Issuer shall at all times maintain (a) a fiscal agent and a registrar and (b) a paying agent in an EU member state that will not be obliged to withhold or deduct tax pursuant to any law implementing European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000.

Notice of any change in any of the Agents or in their Specified Offices shall promptly be given to the Noteholders.

12.	Meetings of Noteholders; Modification

(a)	Meetings of Noteholders: The Agency Agreement contains provisions for convening meetings of Noteholders to consider matters relating to the Notes, including the modification of any provision of these Conditions. Any such modification may be made if sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Issuer and shall be convened by the Issuer upon the request in writing of Noteholders holding not less than one-tenth of the aggregate principal amount of the outstanding Notes. The quorum at any meeting convened to vote on an Extraordinary Resolution will be two or more persons holding or representing one more than half of the aggregate principal amount of the outstanding Notes or, at any adjourned meeting, two or more persons being or representing Noteholders whatever the principal amount of the Notes held or represented; provided, however, that certain proposals (including any proposal to change any date fixed for payment of principal or interest in respect of the Notes, to reduce the amount of principal or interest payable on any date in respect of the Notes, to alter the method of calculating the amount of any payment in respect of the Notes on redemption or maturity or the date for any such payment, to effect the exchange or substitution of the Notes for, or the conversion of the Notes into, shares, bonds or other obligations or securities of the Issuer or any other person or body corporate formed or to be formed, to change the currency of payments under the Notes, to change the quorum requirements relating to meetings or the majority required to pass an Extraordinary Resolution or to amend these proposals (each, a “Reserved Matter”)) may only be sanctioned by an Extraordinary Resolution passed at a meeting of Noteholders at which two or more persons holding or representing not less than three-quarters or, at any adjourned meeting, one quarter of the aggregate principal amount of the outstanding Notes form a quorum. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Noteholders, whether present or not.

In addition, a resolution in writing signed by or on behalf of all Noteholders who for the time being are entitled to receive notice of a meeting of Noteholders will take effect as if it were an Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Noteholders.

(b)	Modification: The Notes and these Conditions may be amended without the consent of the Noteholders to correct a manifest error. In addition, the parties to the Agency Agreement may agree to modify any provision thereof, but the Issuer shall not agree, without the consent of the Noteholders, to any such modification unless it is of a formal, minor or technical nature, it is made to correct a manifest error or it is, in the opinion of such parties, not materially prejudicial to the interests of the Noteholders.

13.	Further Issues

The Issuer may from time to time, without the consent of the Noteholders, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes.

14.	Notices

Notices to the Noteholders will be sent to them by first class mail (or its equivalent) or (if posted to an overseas address) by airmail at their respective addresses on the Register. Any such notice shall be deemed to have been given on the fourth day after the date of mailing. Notwithstanding this Condition 14, so long as the Notes are held in global form, notices to the Noteholders may be given by delivery of the relevant notice to Euroclear and Clearstream, Luxembourg or (as the case may be) any other relevant alternative clearing system.

15.	Currency Indemnity

If any sum due from the Issuer in respect of the Notes or any order or judgment given or made in relation thereto has to be converted from the currency (the “first currency”) in which the same is payable under these Conditions or such order or judgment into another currency (the “second currency”) for the purpose of (a) making or filing a claim or proof against the Issuer, (b) obtaining an order or judgment in any court or other tribunal or (c) enforcing any order or judgment given or made in relation to the Notes, the Issuer shall indemnify each Noteholder, on the written demand of such Noteholder addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Fiscal Agent, against any loss suffered as a result of any discrepancy between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which such Noteholder may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof.

This indemnity constitutes a separate and independent obligation of the Issuer and shall give rise to a separate and independent cause of action.

16.	Governing Law and Jurisdiction

(a)	Governing law: The Notes and all matters arising from or connected with the Notes are governed by, and shall be construed in accordance with, the laws of the State of New York.

(b)	New York courts: Any state or federal court sitting in the Borough of Manhattan, the City of New York shall have exclusive jurisdiction to settle any dispute (a “Dispute”) which may arise out of or in connection with the Notes and accordingly any legal action or proceedings arising out of or in connection with the Notes (the “Proceedings”) may be brought in any such court.

(c)	Waiver of jury trial: The Issuer hereby waives (and the Agents have in the Agency Agreement waived) to the fullest extent permitted by applicable law, any right they may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to the Agency Agreement or in the case of the Issuer any Note (whether based on contract, tort or any other theory). The Issuer hereby and each of the Agents in the Agency Agreement (a) certifies that no representative, agent or attorney or any other party has represented, expressly or otherwise, that such other party would not, in the event of Proceedings, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties to the Agency Agreement have been induced to enter into the Agency Agreement by, among other things, the mutual waivers and certifications in this paragraph.

FISCAL AGENT	REGISTRAR

Deutsche Bank AG, London Branch	Deutsche Bank Luxembourg, S.A.
Winchester House	2 Boulevard Konrad Adenauer
1 Great Winchester Street	L-1115 Luxembourg
London EC2N 2DB

PAYING AGENT AND TRANSFER AGENT

Deutsche Bank AG, London Branch

Winchester House

1 Great Winchester Street

London EC2N 2DB